

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Brandon Stump
Chief Executive Officer
Charlie's Holdings, Inc.
1007 Brioso Drive
Costa Mesa, CA 92627

> **Re: Charlie's Holdings, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed January 22, 2020**
> **File No. 333-232596**

Dear Mr. Stump:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2019 letter.

Amended Form S-1 filed January 22, 2020

Prospectus Summary, page 2

1. We note your response to our prior comment 1. Please reconcile your statement on the first page of your prospectus summary that you "expect the cost associated with the preparation and submission of these PTMAs will be approximately $.4 million" with your response to us that you intend to submit "three PMTAs before the expiration of the grace period, at an expected aggregate expense of approximately $4.44 million."

Risk Factors
Our Amended and Restated Bylaws designate courts within the state of Nevada as the sole and exclusive forum... , page 18

2.   We note your response to our prior comment 3. Please revise to clarify your understanding that federal and state courts have concurrent jurisdiction over claims arising under the Securities Act. Your current disclosure suggests that your exclusive forum provision would not apply to Securities Act claims because federal courts have exclusive jurisdiction over Securities Act claims. In making any revision continue to state whether your exclusive forum provision would apply to Securities Act claims.

        You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences